Filed by Lexar Media, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
Subject Company: Lexar Media, Inc.
Commission File No. of Subject Company: 000-31103
The following email was sent by Michael P. Scarpelli, the Chief Financial Officer of Lexar Media, Inc. (“Lexar”), on May 31, 2006 to all Lexar employees:
Subject: Lexar Shareholder Vote
To All Employees:
I would like to remind each of you who is a Lexar common shareholder that we will be having a special meeting to approve our merger with Micron on Friday, June 2, 2006. If you were a shareholder as of April 28, 2006, you were a shareholder of record and entitled to vote. You should have been mailed a proxy along with a proxy card. We urge you to vote.
If your stock was registered in your name, you will vote as follows:
The Internet voting site for the registered holders is: http://www.proxyvoting.com/lexr
The telephone number for the registered holders is: 1-866-540-5760
The holder will need to have his/her proxy card in hand so they can enter the control number which is located in the lower right hand corner of the voting side of the card.
If your stock was registered in broker name or street name, your card would have come from ADP and you can go to their website at www.proxyvote.com or telephone them at 1-800-474-7492. Be sure to have the control number in a box on the voting portion of the form.
Regards,
Michael P. Scarpelli
Additional Information About the Merger and Where to Find It
Micron has filed a registration statement on Form S-4 (Registration No. 333-132757), as amended, containing a definitive proxy statement/prospectus and other relevant materials in connection with the proposed acquisition of Lexar by Micron. On May 4, 2006, the definitive proxy statement/prospectus was mailed to Lexar stockholders of record as of the close of business on April 28, 2006. Investors and security holders of Lexar are urged to read the definitive proxy statement/prospectus and the other relevant materials because they contain important information about Micron, Lexar and the proposed merger. The definitive proxy statement/prospectus and other relevant materials, and any other documents filed by Micron or Lexar with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Micron by contacting Micron Investor Relations, Kipp Bedard, (208) 368-4465. Investors and security holders may obtain free copies of the documents filed with the SEC by Lexar by contacting Lexar Chief Financial Officer, Michael Scarpelli, (510) 580-8730. Investors and security holders of Lexar are urged to read the definitive proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed merger.

LEXAR MEDIA, INC.
Special Meeting of Stockholders — June 2, 2006
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
     The undersigned hereby appoints Eric B. Stang, Michael P. Scarpelli and Eric S. Whitaker, as the Proxyholders, each with full powers of substitution, and hereby authorizes them to represent and to vote, as designated below, all shares of common stock, $0.0001 par value per share, of Lexar Media, Inc. (the “Corporation”) that the undersigned is entitled to vote at the Special Meeting of Stockholders of the Corporation (the “Meeting”) to be held on Friday, June 2, 2006, at 8:00 a.m., local time, at the Fremont Marriott, 46100 Landing Parkway, Fremont, California and at any adjournment thereof.
     This Proxy, when properly executed and returned in a timely manner, will be voted at the Meeting and any adjournment thereof in the manner described herein. If no contrary indication is made, the proxy will be voted “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to grant discretionary authority to adjourn the Meeting, if necessary, to solicit additional proxies.
PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED
ENVELOPE.

SEE RESERVE SIDE	CONTINUED AND TO BE SIGNED AND DATED ON REVERSE SIDE	SEE REVERSE SIDE
Address Change/Comments (Mark the corresponding box on the reverse side)

/*\ FOLD AND DETACH HERE /*\

Lexar’s Board of Directors unanimously recommends that you vote “FOR” the proposal to adopt the merger agreement and “FOR” the proposal to grant discretionary authority to adjourn the Meeting, if necessary, to solicit additional proxies.
Mark Here For Address Change or Comments	☐
PLEASE SEE REVERE SIDE

1.	PROPOSAL TO ADOPT THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 8, 2006, BY AND AMONG MICRON TECHNOLOGY, INC., MARCH 2006 MERGER CORP., A WHOLLY OWNED SUBSIDIARY OF MICRON, AND THE CORPORATION.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	PROPOSAL TO GRANT DISCRETIONARY AUTHORITY TO ADJOURN THE MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF ADOPTING THE MERGER AGREEMENT.	FOR ☐	AGAINST ☐	ABSTAIN ☐
Please sign exactly as your name appears on this Proxy. If more than one name appears, all persons so designated should sign. Attorneys, executors, administrators, trustees and guardians should indicate their capacities. If the signer is a corporation, please print full corporate name and indicate capacity of duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and indicate capacity of duly authorized person executing on behalf of the partnership. Please date this Proxy.

Signature:	Date:

Printed Name:	Address:

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IF YOU ELECT TO VOTE BY MAIL, PLEASE COMPLETE, DATE AND SIGN THIS PROXY CARD AND RETURN IT PRIOR TO THE MEETING IN THE ENCLOSED ENVELOPE.
FOLD AND DETACH HERE
Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week
Internet and telephone voting is available through 11 p.m. Eastern Time the day prior to the Meeting day.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card

Internet		Telephone		Mail

Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site. You will be prompted to enter your control number, located in the box below, to create and submit an electronic ballot.
	OR	Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call. You will be prompted to enter your control number, located in the box below, and then follow the directions given.	OR	Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.
If you vote by proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.
(Reverse Side)